INVEST IN **BIZFLUENCE**

A Global Business Networking Community Fueled By A Social Impact Mission



join.bizfluenceapp.com   Austin TX

Software Technology Community App Social

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Highlights

(1) 6,000 users and 18,000 posts in beta with purely organic traction

(2) Business to business transactional marketplace for monetization

(3) A community of real business owners and professionals who are extremely passionate about Bizfluence

Our Team



Jacob Davis CEO

Cybersecurity, EdTech, digital marketing content, strategy and automations, web dev, cloud solutions, AR/VR



Joel Wolh CMO

Co-founder of two startups as well as being a well-known podcaster and speaker

Pitch











Social business platforms are a vital way for professionals and companies to network, share and do business together

They'll generate **$70B** by 2025[2]

Up from **$50B** in 2020[2]

There's One **Big Fish**: LinkedIn

And a Bunch of **Minnows**: meetup, ENTRE, XING, shapr, tribemine.com, Enterprise League, ryze

Sources: 1. PR Newswire

But there is one group that always gets the short end of the stick on the the major business networking platforms...

Small and medium sized business owners and their employees

The state of professional networking for SMBs online is

- Too Noisy
- Too Limited
- Too Complex

There needs to be **a frictionless way** for those without million dollar marketing budgets

---

Bizfluence will be the "central business district" for those out of the Fortune 500 loop

1. Network & Engage
2. Recruit & Apply
3. Business Marketplace
4. Streamlined Work Tools
5. Meet IRL & Events

Bizfluence is merging the social community and the functionality of business tools to create one unified application

Networking & Recruitment

LinkedIn — 310M Monthly Active Users spend 17 minutes per month[1]

Professional Services

slack $27.7B Acquisition by Salesforce	fiverr $6B NYSE Market Cap	Eventbrite $10B Ticketing company
ZOHO 50M SME Users. 60K SME clients	salesforce World's #1 CRM	Udemy 57K Instructors teaching 35M students

Sources: 1. Omnicore research 2. PR Newswire 3. Upwork annual report

We set out six months ago to challenge the status quo of business networking

So, what have we accomplished so far?

bizfluence.

We've grown our idea into a passionate community of

5.5k	Who have spent 10+	Writing over 15k
Users	Minutes Average Session Time	Posts To date

Joining professionals from 88 countries

Entrepreneurs · Business Owners · Tradespeople · Employees · C-Suite Executives · Investors · and more

bizfluence.

We launched a versatile mobile app on the Apple and Google Play Stores

Sophisticated onboarding · Intuitive browsing · High fidelity UI/UX for V2

bizfluence.

Our volunteer moderators are passionate about welcoming new users and coaching them on creating better content

We show our appreciation to them by giving them status badges and visibility

Our Ambassador Program rewards Bizfluencers for inviting new users to the platform

bizfluence.
You have 0 sign-ups. 100 sign-ups to go until you earn an Ambassador badge.
Below you will see how many more sign-ups you need to earn Bizfluence merch.
Special Gift
T-shirt
Cap
Hoodie
bizfluence

Share your invite link · Earn merch · Projected user acquisition



cost under $1

Our social feed is divided into **100 sub-communities** which allows for rich business interactions

We plan is to enable **business to business transactions** within 6 months with more tools to follow

Our users are incentivized to stay **business focused** and gain traction on the platform when they offer value to others



Our success is directly tied to the success of **our users**.

By focusing our monetization on business features instead of advertising, our **users and their needs** become our top priority



bizfluence®

We're seeking active investors who understand our user-first vision

Platform Development
$.5M
$1M
User Acquisition
$.5M

We've built **Bizfluence** to-date with $150K of Friends & Family investment



Bizfluence co-founders know how to build and scale businesses that combine tech + influence

Joel Wolh
Co-founder & CEO

- **Tech entrepreneur, podcast host, event mobilizer** — FKA the Amazon King
- **Joel is a KOL and regular speaker** who hosts IRL and virtual startup meetups and Amazon events for up to 3,000 people

Jacob Davis
Co-founder & CTO

- Cybersecurity, EdTech, digital marketing content, strategy and automations, web dev, cloud solutions, AR, VR, Holograms and AI... **Jacob's innovated them all**

Our Experience

PPC REV · NORTHROP GRUMMAN · ProBility Media Corp. · visyon · NEXT LEVEL SOLUTIONS · BOUTIQUE SELLER



Bizfluence V2.0

Grow Operations

Israel
EU & MENA HQ + platform R&D

New Jersey
NA HQ + Global Sales & Marketing

New Features

Product and service showcasing, pitching and booking business, archived content, podcasting

Enhance the Platform

AI-powered feed and filtering, video and voice conferencing, 3rd party integrations

Monetize

Transactions**, premium business tools,** job finder, courses, virtual and in-person events















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What makes Bizfluence so great is it's a fresh start. The Founders are involved, listening to the community and rapidly developing features that business professionals actually want!
John Sullivan — Chief Innovation Officer — Lit Communities

Real business people
and real money to be made.
Frank Acosta
Bizfluence is what other platforms are not... just business. There are no other distractions. Everyone is here for the same thing.
Michael E. Beer
bizfluence
Bizfluence truly listens to its users and wants allowing the user to shape the future of the platform. It is refreshing to be on a fast-paced user leading program.
Yael Hartman

Real Business. Real Results.
Real Influence.
bizfluence
Contact
jacob@bizfluenceapp.com
joel@bizfluenceapp.com